Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

First Majestic Silver Corp. (“First Majestic” or the “Company”)

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

ITEM 2:	DATE OF MATERIAL CHANGE

December 19, 2024

ITEM 3:	NEWS RELEASE

A news release announcing the material change referred to in this report was disseminated on December 19, 2024 through the newswire services of Newsfile and a copy of the news release was subsequently filed on SEDAR+.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On December 19, 2024, First Majestic announced that Gatos Silver, Inc. (“Gatos”) had advised the Company that it had amended and restated its agreements (the “Amended Agreements”) with Dowa Metals & Mining Co., Ltd. (“Dowa”) regarding the Los Gatos Joint Venture (the “LGJV”). The Amended Agreements, which become effective on January 1, 2025, expand Gatos’ management rights within the LGJV and result in the financial statements of the LGJV being fully consolidated. The Amended Agreements do not affect the respective ownership interests of Gatos and Dowa in the LGJV, which remain unchanged at 70% and 30%, respectively. The terms of the Amended Agreements are described more fully below.

As a result of the Amended Agreements, First Majestic has updated the unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) that was previously prepared by the Company and that was included in its management information circular (the “Circular”) for the upcoming January 14, 2025 special meeting of First Majestic’s shareholders to reflect full consolidation of the LGJV in the Pro Forma Financial Information (as opposed to accounting for Gatos’ 70% interest in the LGJV using the equity method of accounting, which is reflected in the Pro Forma Financial Information set out in the Circular). The updated Pro-Forma Financial Information is attached to this report as Exhibit A.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On December 19, 2024, Gatos, Dowa, Minera Plata Real, S. de R.L. de C.V. (“MPR”) and Operaciones San José de Plata, S. de R.L. de C.V. (“OpCo”) entered into an amended and restated joint venture agreement (the “Amended and Restated Joint Venture Agreement”) regarding the LGJV in respect of the Cerro Los Gatos Mine (“CLG”) in northern Mexico. The Amended and Restated Joint Venture Agreement amends and restates the Unanimous Omnibus Partner Agreement dated January 1, 2015, as amended, among Gatos, Dowa, MPR, Servicios San José De Plata, S de R.L. de C.V. (“SSJ”, which merged into MPR, effective July 15, 2021) and OpCo. In addition, on December 19, 2024, OpCo and Dowa entered into an amended and restated offtake agreement (the “Amended and Restated Offtake Agreement”) regarding Dowa’s purchase of the zinc concentrates produced at CLG. The Amended and Restated Offtake Agreement amends and restates the Zinc Offtake Agreement dated July 15, 2019, as amended, among OpCo and Dowa. Also on December 19, 2024 Gatos, MPR, SSJ and OpCo entered into an amended and restated services agreement (the “Amended and Restated Services Agreement”) regarding the provision of services by OpCo to MPR. The Amended and Restated Services Agreement amends and restates the Services Agreement dated January 1, 2015, as amended, among Gatos, MPR and OpCo.

The Amended and Restated Joint Venture Agreement: (i) establishes certain obligations of Gatos to cause MPR and OpCo to use commercially reasonable efforts to meet certain quality criteria for zinc concentrates and to maintain certain levels of production; (ii) reduces supermajority voting requirements within the LGJV (the effect of which will be to provide Gatos with control over a variety of ordinary-course operational, budgeting and planning decisions); (iii) provides a new sole-funding right to Gatos for mine or plant modifications or expansions, allowing Gatos to require that the same be undertaken and to dilute Dowa’s interest in the LGJV if Dowa elects not to participate; and (iv) modifies transfer restrictions of shares or participating interests in MPR or OpCo, among other amendments.

The Amended and Restated Offtake Agreement: (i) sets new target specification ranges for the zinc concentrates; (ii) establishes a new procedure to determine the annual offtake volume; (iii) definitively sets certain commercial terms previously subject to annual negotiation regarding metal payment and price, treatment charge and escalators/de-escalators, quotational period and settlement; and (iv) establishes Dowa’s offtake rights on new production from the Los Gatos District , among other amendments.

The Amended and Restated Services Agreement: (i) establishes a new role for Gatos in overseeing OpCo by providing instructions, guidelines and strategic direction; and (ii) establishes new information rights for Dowa, among other amendments. OpCo will remain the “Operator” of the LGJV.

The foregoing descriptions of the Amended and Restated Joint Venture Agreement, the Amended and Restated Offtake Agreement and the Amended and Restated Services Agreement are qualified in their entirety by the terms of such agreements, which have been filed by Gatos under its EDGAR profile at www.sec.gov/edgar.

As a result of the Amended Agreements, Gatos’ investment in the LGJV, which has to date been reported on an unconsolidated basis under the equity method of accounting, will be accounted for on a consolidated basis effective January 1, 2025. In particular, the changes to the supermajority requirements under the Amended and Restated Joint Venture Agreement will provide Gatos with sufficient control over the LGJV to enable consolidation. Gatos’ economic interest in the LGJV remains unchanged and Dowa’s interest, which is also unchanged, will be reported as a minority interest.

First Majestic has updated the Pro Forma Financial Information that was previously prepared by the Company and that was included in its Circular for the upcoming January 14, 2025 special meeting of First Majestic’s shareholders to reflect full consolidation of the LGJV in the Pro Forma Financial Information (as opposed to accounting for Gatos’ 70% interest in the LGJV using the equity method of accounting, which is reflected in the Pro Forma Financial Information set out in the Circular). The updated Pro Forma Financial Information is attached to this report as Exhibit A.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Samir Patel, the Company’s General Counsel & Corporate Secretary, at 604-688-3033.

ITEM 9:	DATE OF REPORT

This Material Change Report is dated December 19, 2024.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” under applicable Canadian securities laws (collectively, “forward-looking statements”). These statements relate to future events or the future performance, business prospects or opportunities of First Majestic and/or Gatos that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management of First Majestic and/or Gatos made in good faith in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this report include, but are not limited to, statements with respect to the anticipated timing of the First Majestic shareholder meeting and the timing for the Amending Agreements becoming effective. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

First Majestic believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. First Majestic does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information, except as required by applicable laws.

EXHIBIT A

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma financial information”) has been prepared based on the historical audited and unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the “Company”) and Gatos Silver Inc. (“Gatos”), as indicated below, adjusted to give effect to the Consolidation (as defined below) and the acquisition of Gatos by First Majestic (the “Transaction”) as if it had consummated at said dates below. The following unaudited pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X to depict the accounting for the Consolidation and the Transaction (“Transaction Accounting Adjustments”), which reflects the application of the accounting in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including adjustments to align Gatos’ and the Los Gatos Joint Venture’s (the “LGJV”) historical accounting policies under U.S. GAAP (as defined below) to First Majestic’s significant accounting policies under IFRS, as further discussed below.

The following unaudited pro forma condensed combined statements of financial position as at September 30, 2024 (the “unaudited pro forma statement of financial position”), assume the Consolidation and the Transaction occurred on September 30, 2024. The unaudited pro forma condensed combined statements of earnings (loss) for the nine months ended September 30, 2024 and for the year ended December 31, 2023 (together, the “unaudited pro forma statements of loss”) assumes that the Consolidation and the Transaction occurred on January 1, 2023. On December 19, 2024, Gatos amended its existing agreements (the “Amended Agreements”) regarding the LGJV with Dowa Metals & Mining Co., Ltd. (“Dowa”) and the other parties thereto. The Amended Agreements, which will be effective on January 1, 2025, modify certain decision making rights, including eliminating the requirements for approval from both LGJV partners on activities which significantly affect LGJV’s returns, the effect of which will be to provide Gatos with control over a variety of decisions that significantly affect LGJV’s returns. As a result, Gatos will consolidate the financial results of the LGJV when the Amended Agreements becomes effective (the “Consolidation”).

The unaudited pro forma financial information has been presented for illustrative purposes only and is not intended to be indicative of the combined entity’s financial condition or results of operations that would have actually occurred had the Consolidation and the Transaction occurred on the dates indicated. Further, the unaudited pro forma financial information also may not be useful in predicting the future financial condition and results of operations of the combined entity. The actual financial position and results of operations of the combined entity may differ from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma financial information was derived from and should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma financial information;

•

The audited consolidated financial statements and the accompanying notes of First Majestic as at and for the year ended December 31, 2023, filed as Exhibit 99.2 to First Majestic’s Annual Report on Form 40-F filed with the Securities and Exchange Commission (“SEC”) on April 2, 2024;

•

the unaudited condensed interim consolidated financial statements and the accompanying notes of First Majestic as at and for the nine months ended September 30, 2024, included as Exhibit 99.1 to First Majestic’s Form 6-K filed with the SEC on November 7, 2024;

•

The audited consolidated financial statements and the accompanying notes of Gatos as at and for the year ended December 31, 2023, included in Gatos’ Annual Report on Form 10-K, as amended by Gatos’ Annual Report on Form 10-K/A filed with the SEC on May 6, 2024;

•

the unaudited condensed interim consolidated financial statements and the accompanying notes of Gatos as at and for the nine months ended September 30, 2024, included in Gatos’ Form 10-Q filed with the SEC on November 12, 2024; and

•

The audited combined financial statements and the accompanying notes of the LGJV as at and for the year ended December 31, 2023, included in Gatos’ Annual Report on Form 10-K, as amended by Gatos’ Annual Report on Form 10-K/A filed with the SEC on May 6, 2024.

Description of the Transaction

On September 5, 2024, First Majestic and Gatos entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which First Majestic will acquire all of the issued and outstanding common shares of Gatos. Gatos is a silver producer with a 70% interest in the Los Gatos Joint Venture, which owns the producing Cerro Los Gatos underground silver mine in Chihuahua, Mexico.

Under the terms of the Merger Agreement, Gatos shareholders will receive 2.55 common shares of First Majestic for each common stock of Gatos held.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As at September 30, 2024

(in thousands of US dollars)

	First Majestic	Gatos (Note 2) [post- Consolidation]	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Current Assets
Cash and cash equivalents	154,730	150,616	(24,103)	4	(a)	281,243
Trade and other receivables	18,080	13,646	—			31,726
Value added taxes receivable	41,044	14,064	—			55,108
Income tax receivables	—	9,296	—			9,296
Inventories	68,268	16,180	—			84,448
Other financial assets	63,994	3,445	—			67,439
Prepaid expenses and other	9,478	558	—			10,036

Total Current Assets	355,594	207,805	(24,103)			539,296
Non-Current Assets
Mining interests	1,028,578	1,676,960	—			2,705,538
Property, plant and equipment	383,591	159,220	—			542,811
Right-of-use assets	22,480	348	—			22,828
Deposits on non-current assets	6,511	—	—			6,511
Non-current restricted cash	103,866	—	—			103,866
Non-current value added taxes receivable	11,098	—	—			11,098
Deferred tax assets	65,777	921	—			66,698

Total Assets	1,977,495	2,045,254	(24,103)			3,998,646

Current Liabilities
Trade and other payables	92,266	45,545	—			137,811
VAT payable	—	11,873	—			11,873
Unearned revenue	782	—	—			782
Current portion of debt facilities	607	—	—			607
Current portion of lease liabilities	15,840	132	—			15,972
Income tax payable	7,875	11,752	—			19,627

Total Current Liabilities	117,370	69,302	—			186,672
Non-Current Liabilities
Debt facilities	206,190	—	—			206,190
Lease liabilities	10,884	342	—			11,226
Decommissioning liabilities	158,239	—	—			158,239
Other liabilities	6,025	—	—			6,025
Asset retirement obligation	—	12,245				12,245
Non-current income tax payable	20,323	—	—			20,323
Deferred tax liabilities	81,154	355,915	—			437,069

Total Liabilities	600,185	437,804	—			1,037,989
Equity
Share capital	1,976,695	556,167	562,372	4	(b)	3,095,234
Equity reserves	102,745	—	—			102,745
Accumulated deficit	(702,130)	600,983	(586,475)	4	(a) (b)	(687,622)
Non-controlling interest	—	450,300				450,300

Total Equity	1,377,310	1,607,450	(24,103)			2,960,657

Total Liabilities and Equity	1,977,495	2,045,254	(24,103)			3,998,646

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Earnings (Loss)

For the Nine Months Ended September 30, 2024

(in thousands of US dollars)

	First Majestic	Gatos (Note 2) [post- Consolidation]	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Revenue	388,267	260,255	—			648,522
Mine operating costs		—	—			—
Cost of sales	255,279	95,613	—			350,892
Cost of sales – standby costs	—	—	—			—
Depletion, depreciation and amortization	89,325	228,692	(17,298)	4	(c)	300,719

	344,604	324,305	(17,298)			651,611

Mine operating earnings (loss)	43,663	(64,050)	17,298			(3,089)
General and administrative expenses	28,186	37,883	—			66,069
Share-based payments	10,895	—	3,853	4	(d)	14,748
Mine holding costs	18,173	—	—			18,173
Foreign exchange loss	15,824	36	—			15,860

Operating (loss) income	(29,415)	(101,969)	13,445			(117,939)
Investment and other income	4,086	3,545	—			7,631
Finance costs	(21,277)	(1,503)	—			(22,780)

(Loss) income before income taxes	(46,606)	(99,927)	13,445			(133,088)
Income taxes
Current income tax expense	16,707	31,887	—			48,594
Deferred income tax expense (recovery)	25,094	(59,847)	—			(34,753)

	41,801	(27,960)	—			13,841

Net (loss) income for the period	(88,407)	(71,967)	13,445			(146,929)

Loss per common share

Basic	(0.30)					(0.27)

Diluted	(0.30)					(0.27)

Weighted average shares outstanding

Basic	293,440,674					473,559,748

Diluted	293,440,674					473,559,748

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Earnings (Loss)

For the year Ended December 31, 2023

(in thousands of US dollars)

	First Majestic	Gatos (Note 2) [post- Consolidation]	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Revenue	573,801	268,671	—			842,472
Mine operating costs		—	—
Cost of sales	410,057	112,629	—			522,686
Cost of sales – standby costs	13,438	—	—			13,438
Depletion, depreciation and amortization	124,664	327,269	(30,395)	4	(c)	421,538

	548,159	439,898	(30,395)			957,662

Mine operating earnings (loss)	25,642	(171,227)	30,395			(115,190)
General and administrative expenses	38,709	40,657	6,529	4	(a)	85,895
Share-based payments	13,177	—	5,137	4	(d)	18,314
Mine holding costs	22,088	—	—			22,088
Write down on asset held-for- sales	7,229	—	—			7,229
Restructuring costs	6,883	—	—			6,883
Impairment of non-current asset	125,200	—	—			125,200
Loss on sale of mining interest	3,024	—	—			3,024
Foreign exchange (gain)	(11,884)	(2,580)	—			(14,464)

Operating (loss) income	(178,784)	(209,304)	18,729			(369,359)
Investment and other income	9,149	2,150	—			11,299
Legal settlement loss	—	(1,500)	—			(1,500)
Gain	—	765,300	—	4	(e)	765,300
Finance costs	(26,280)	(2,484)	—			(28,764)

(Loss) income before income taxes	(195,915)	554,162	18,729			376,976
Income taxes
Current income tax expense	14,005	8,261	—			22,266
Deferred income tax (recovery)	(74,808)	(88,858)	—			(163,666)

	(60,803)	(80,597)	—			(141,400)

Net (loss) income for the period	(135,112)	634,759	18,729			518,376

Loss per common share

Basic	(0.48)					1.09

Diluted	(0.48)					1.03

Weighted average shares outstanding

Basic	282,331,106					462,450,180

Diluted	282,331,106					489,879,902

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The preparation of the unaudited pro forma financial information is based on the historical financial statements of First Majestic, Gatos and LGJV. Gatos and LGJV historically reported their financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For the purposes of the unaudited pro forma condensed combined financial information, the Gatos and LGJV financial statements have been adjusted to align Gatos’ and LGJVs’ historical accounting policies under U.S. GAAP to First Majestic’s significant accounting policies under IFRS.

All dollar amounts presented are in U.S. dollars unless otherwise specified.

The unaudited pro forma financial information has been prepared using statements derived from and should be read in conjunction with, the following:

•	The audited consolidated financial statements of First Majestic as at and for the year ended December 31, 2023;

•	The unaudited condensed interim consolidated financial statements of First Majestic as at and for the nine months ended September 30, 2024;

•	The audited consolidated financial statements of Gatos as at and for the year ended December 31, 2023;

•	The unaudited condensed consolidated financial statements of Gatos as at and for the nine months ended September 30, 2024; and

•	The audited combined financial statements of the LGJV as at and for the year ended December 31, 2023.

The unaudited pro forma financial information does not give effect to any anticipated synergies, operating efficiencies, tax saving or cost saving that may be associated with the Transaction.

Anticipated Accounting Treatment of Consolidation and the Transaction

The unaudited pro forma financial information reflects the impact of two separate transactions.

On December 19, 2024 Gatos entered into the Amended Agreements regarding the LGJV, effective on January 1, 2025. The Amended Agreements, which will be effective on January 1, 2025, modify certain decision making rights, including eliminating the requirements for approval from both LGJV partners on activities which significantly affect LGJV’s returns, the effect of which will be to provide Gatos with control over a variety of decisions that significantly affect LGJV’s returns. As a result, Gatos will consolidate the financial results of the LGJV when the Amended Agreements becomes effective. The Gatos financial information included in the unaudited pro forma financial information has been adjusted to reflect the impact of the Consolidation. Refer to Note 2 of the pro forma financial information.

The impact of the Consolidation and the Transaction are reflected in the pro forma financial information.

The Consolidation and the Transaction are within the scope of IFRS 3, Business Combinations (“IFRS 3”) because each of the LGJV and Gatos meets the definition of a business in accordance with IFRS 3. As a result, the Consolidation and the Transaction is accounted for as a business combination in the unaudited pro forma financial information.

Under IFRS 3, First Majestic is considered the accounting acquirer of Gatos and the preliminary purchase price is allocated to the underlying assets acquired and liabilities assumed based on their respective fair market values. As of the date hereof, First Majestic has not completed the detailed valuation study necessary to arrive at the required final estimates of (i) the fair value of the Gatos assets to be acquired and liabilities to be assumed and (ii) the fair value of the interest in the LGJV, nor has it identified all adjustments necessary to align Gatos’ and LGJV’s historical audited financial policies under U.S. GAAP to First Majestic’s significant accounting policies under IFRS. A final determination of the fair value of Gatos’ assets and liabilities will be based on the actual assets and liabilities of Gatos that exist as of the effective date of the Consolidation and closing date of the Transaction and, therefore, cannot be made prior to the acquisition date. In addition, the value of the consideration to be paid by First Majestic upon the consummation of the Transaction will be determined based on the closing price of First Majestic’s common shares on the acquisition date. As a result of the foregoing, the Transaction Accounting Adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary Transaction Accounting Adjustments have been made solely for the purpose of providing the unaudited pro forma financial information presented herein. First Majestic has estimated the fair value of Gatos’ assets and liabilities based on discussions with Gatos’ management, preliminary valuation studies, due diligence and information presented in Gatos’ filings with the SEC. Until the Transaction is completed, both companies are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of relative fair values of Gatos’ assets and liabilities will be performed. The final accounting for the Consolidation and the Transaction may be materially different than that reflected in the unaudited pro forma financial information presented herein.

Purchase Consideration

The total preliminary estimated purchase price of approximately $1,157,150 was determined as of November 11, 2024 based on First Majestic common shares to be issued to Gatos shareholders in exchange for Gatos’ issued and outstanding common stock and equity awards outstanding at September 30, 2024 under Gatos’ incentive compensation plans that will be exchanged on or after the closing of the Transaction, and First Majestic’s share price on November 11, 2024. As part of the closing of the Transaction, outstanding RSUs, PSUs, and DSUs, of Gatos that are vested or become vested in connection with the Transaction will be exchanged into First Majestic common shares using the same exchange ratio outlined above. In addition, the outstanding and unexercised Gatos stock options will be converted into stock options of First Majestic based on the exchange ratio. The aggregate purchase price will be based on the actual closing price per First Majestic’s common shares on the closing date, which could differ materially from the assumed value disclosed in the notes to the unaudited pro forma financial information. Further, no effect has been given to any other new Gatos common stock or other equity awards that may be issued or granted subsequent to the date hereof and before the effective date for the Consolidation or the closing date of the Transaction. In all cases in which First Majestic’s closing share price is a determining factor in arriving at the final purchase consideration, the share price assumed for the total preliminary purchase price is the closing price of First Majestic’s common shares on November 11, 2024 ($6.21 per share), which was the share price used to prepare the unaudited pro forma financial information contained in First Majestic’s Registration Statement on Form F-4 that became effective on December 2, 2024.

Purchase Consideration (in thousands of US dollars)
Gatos outstanding common stock at September 30, 2024	69,352,645
Total outstanding Gatos RSUs, DSUs, and PSUs at September 30, 2024[1]	1,282,286

Total Gatos outstanding common stock to be exchanged	70,634,931

Exchange ratio	2.55

Total First Majestic shares to be issued	180,119,074

First Majestic share price[2]	$6.21

Share consideration (rounded)	$1,118,539

Stock options exchanged for Gatos stock options (rounded)	$21,037

Transaction Costs (rounded) (Note 4a)	$17,574

Total consideration (rounded)	$1,157,150

[1]

All outstanding Gatos RSUs, DSUs, and PSUs that are vested or that will vest in connection with the Transaction will be exchanged for First Majestic common shares in accordance with the exchange ratio.

[2]	First Majestic’s common share price on November 11, 2024

Sensitivity Analysis

First Majestic determined that a price volatility of as much as 10% in First Majestic’s common shares trading price on the closing date of the Transaction from the common share price assumed in this unaudited pro forma financial information is reasonably possible based upon the recent history of the price of First Majestic common shares. A change of this magnitude would increase or decrease the consideration expected to be transferred by approximately $111,854, which would be reflected in these unaudited pro forma financial information as an increase or decrease to mining interests.

Total First Majestic outstanding common share to be issued	Share Price	Impact on mining interests
180,119,074	$6.83	$111,854
180,119,074	$5.59	$(111,854)

Preliminary Purchase Price Allocation

The table below summarizes the preliminary allocation of the purchase price to the assets acquired and the liabilities assumed for the purposes of the unaudited pro forma financial information as if the Consolidation and the Transaction occurred on September 30, 2024.

Assets acquired and liabilities assumed (in thousands of U.S. dollars)
Cash and cash equivalents	$150,616
Receivables	$13,646
Inventories	$16,180
Value added taxes receivable	$14,064
Income tax receivables	$9,296
Prepaid expense and other	$558
Other current assets	$3,445
Mining interests	$1,676,960
Property, plant and equipment, net	$159,220
Deferred tax assets	$921
Other non-current assets	$348

Total assets	$2,045,254
Accounts payable and accrued liabilities	$45,545
Value added taxes payable	$11,873
Income tax payable	$11,752
Current lease liability	$132
Lease liability	$342
Asset retirement obligation	$12,245
Deferred tax liabilities	$355,915

Total liabilities	$437,804
Non-controlling interests	$450,300

Total Preliminary Purchase Price	$1,157,150

2.	Gatos Historical Financial Statements

Gatos’ historical balances were derived from Gatos’ historical audited consolidated financial statements as described above and are presented under U.S. GAAP and are in U.S. dollars. On December 19, 2024, Gatos entered into the Amended Agreements regarding the LGJV. The Amended Agreements, which will be effective on January 1, 2025, modify certain decision making rights, including eliminating the requirements for approval from both LGJV partners on activities which significantly affect LGJV’s returns, the effect of which will be to provide Gatos with control over a variety of decisions that significantly affect LGJV’s returns. As a result, Gatos will consolidate the financial results of the LGJV when the Amended Agreements becomes effective. As a result, Gatos will consolidate the financial statements of the LGJV when the Amended Agreements become effective. The Gatos unaudited pro forma financial information has been adjusted to reflect the impact of gaining control of the LGJV as if the Consolidation occurred on September 30, 2024 for the unaudited pro forma combined balance sheet and on January 1, 2023 for the Gatos unaudited pro forma combined statements of operations and comprehensive income. Gatos has applied acquisition accounting to reflect the acquisition of control. The fair value of the LGJV used in the adjustments was estimated based on the preliminary purchase price shown in Note 1 above, adjusted for any working capital and other assets and liabilities held by Gatos. For the purpose of the unaudited pro forma financial information, First Majestic have estimated that the fair value of the LGJV will equal the preliminary purchase price shown in Note 1 because the Consolidation and the Transaction are assumed to occur on January 1, 2023. No additional consideration was transferred as part of the Consolidation. As such, a gain is expected to be recognized reflecting the difference between the fair value and the carrying value of LGJV. This gain will not be recognized by First Majestic in its financial statements as the Consolidation is expected to take place prior to the closing of the Transaction.

	Gatos Silver Inc. Unaudited Pro Forma Consolidated Balance Sheet As of September 30, 2024 (in thousands of United States dollars)
	Gatos Historical Amount	LGJV Historical Amount	Acquisition Adjustment	Consolidation Adjustment	Notes		Gatos post- Consolidation
Assets
Current Assets
Cash and cash equivalents	$116,732	$33,884					$150,616
Receivables	—	13,646					13,646
Inventories	—	16,180					16,180
VAT receivables	—	13,417					13,417
Income taxes receivable	—	9,296					9,296
Related party receivable	292	—		(292)	a	)	—
Other current assets	1,215	3,435					4,650

Total current assets	118,239	89,858		(292)			207,805
Non-current Assets
Investment in affiliates	285,454	—	(285,454)		b	)	—
Mine development	—	231,060	1,445,900		c	)	1,676,960
Property, plant and equipment, net	—	159,220					159,220
Deferred tax assets	222	699					921
Other non-current assets	348	—					348

Total non-current assets	286,024	390,979	1,160,446				1,837,449

Total Assets	$404,263	$480,837	1,160,446	(292)			$2,045,254

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and other accrued liabilities	$12,226	$33,999					$46,225
VAT payables	—	11,873					11,873
Income taxes payable	—	11,204					11,204
Related party payable	—	270		(270)	a	)	—

Total current liabilities	12,226	57,346		(270)			69,302
Non-current Liabilities
Lease liabilities	187	155					342
Asset retirement obligation	—	12,245					12,245
Deferred tax liabilities	—	4,974	350,941		d	)	355,915

Total non-current liabilities	187	17,374	350,941				368,502
Stockholders’ Equity
Common stock	117	—					117
Capital contributions	—	360,638	(360,638)		b	)	—
Paid-in capital	556,050	18,186	(18,186)		b	)	556,050
Accumulated deficit	(164,317)	27,293	738,007		b	)	600,983
Non-controlling interests	—	—	450,300		b	)	450,300

Total stockholders’ equity	391,850	406,117	809,483				1,607,450
Total Liabilities and Stockholders’ Equity	$404,263	$480,837	1,160,424	(270)			$2,045,254

Gatos Silver Inc.

Unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Income

For the Nine Months Ended September 30, 2024

(in thousands of United States dollars)

	Gatos Historical Amount	LGJV Historical Amount	Acquisition Adjustment	Consolidation Adjustment	Notes	Gatos post- Consolidation
Revenue	$—	$260,255		—		$260,255
Expense
Cost of sales	—	93,931		—		93,931
Royalties and duties	—	1,682		—		1,682
Exploration	219	4,577		—		4,796
General and administrative	25,270	12,317		(4,500)	e)	33,087
Amortization	11	58,901	169,780		g)	228,692

Total expenses	$25,500	$171,408	169,780	(4,500)		$362,188
Other income (expense)
Equity income in affiliates	$39,985	—	($39,985)		f)	$—
Accretion expense	—	($652)		—		(652)
Interest expense	—	(851)		—		(851)
Interest income	3,206	892		—		4,098
Other income (expense)	4,582	(635)		(4,500)	e)	(553)
Foreign exchange gain (loss)	—	(36)				(36)

Total other income (loss)	$47,773	($1,282)	(39,985)	(4,500)		$2,006
Income (loss) before taxes	$22,273	$87,565	(209,765)	—		$(99,927)
Income tax expense (recovery)	701	31,186		—		31,887

Deferred income tax (recovery)			(59,847)		g)	(59,847)

Net income (loss) and comprehensive income	$21,572	$56,379	(149,918)	—		$(71,967)

Gatos Silver Inc.

Unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Income

For the Year Ended December 31, 2023

(in thousands of United States dollars)

	Gatos Historical Amount	LGJV Historical Amount	Acquisition Adjustment	Consolidation Adjustment	Notes	Gatos post- Consolidation
Revenue	$—	$268,671		—		$268,671
Expense
Cost of sales	—	111,266		—		111,266
Royalties and duties	—	1,363		—		1,363
Exploration	26	2,875		—		2,901
General and administrative	25,688	18,068		(6,000)	e)	37,756
Amortization	79	75,110	252,080		g)	327,269

Total expenses	$25,793	$208,682	252,080	(6,000)		$480,555
Other income (expense)
Equity income in affiliates	$33,622	$—	($33,622)		f)	$—
Accretion expense	—	(1,145)		—		(1,145)
Legal settlement loss	(1,500)	—		—		(1,500)
Interest expense	(679)	(660)		—		(1,339)
Interest income	1,332	1,567		—		2,899
Other income (expense)	5,992	(741)		(6,000)	e)	(749)
Gain	—	—	765,300	—	h)	765,300
Foreign exchange gain (loss)	—	2,580		—		2,580

Total other income	$38,767	$1,601	731,678	(6,000)		$766,046
Income before taxes	$12,974	$61,590	479,598	—		$554,162
Income tax expense	114	8,147				8,261

Deferred income tax (recovery)			(88,858)	—	g)	(88,858
Net (loss) income and comprehensive income	$12,860	$53,443	568,456	—		$634,759

a)	To eliminate intercompany balances.
b)

To reflect the Consolidation, the investment in affiliate is derecognized and the share capital and accumulated deficit balances are eliminated, and a non-controlling interest is recognized at fair value to reflect the participating interest owned by Dowa Metals & Mining Co., Ltd in the LGJV. The accumulated deficit balances include the gain of $765,300.

c)

The adjustment to this balance mainly reflects the allocation of the consideration to the Cerro Los Gatos mine. The incremental fair value of the acquisition of $1,445,900 is preliminary allocated to the carrying value of mine development. There has not been an allocation of the fair value between mine development and property, plant and equipment for the purpose of the unaudited pro forma financial information.

d)	The adjustment reflects the deferred tax liability impact on the fair value adjustment on LGJV’s identifiable assets, and liabilities as part of the Consolidation.
e)	To eliminate the management and administrative services fees paid by LGJV to Gatos.
f)	To eliminate equity income recognized by Gatos relating to the LGJV.
g)

The adjustment of $252,080 and $169,780 for the year ended December 31, 2023, and the nine-month period ended September 30, 2024, respectively, reflects a total adjustment of $421,860 to represent the before tax additional depletion that has taken place from the start of 2023 to the end of September 2024 which relates to the incremental cost of acquisition described above. The adjustment of $88,858 and $59,847 for the year ended December 31, 2023, and the nine-month period ended September 30, 2024, respectively, reflects the deferred income tax recovery related to the additional depletion described above.

h)

To reflect the gain recognized for the Consolidation. The purchase consideration is estimated to be $1,050,754 (estimated based on purchase consideration determined for the Transaction (Note 1) and excluding any working capital and other assets and liabilities held by Gatos). The carrying value of investment in LGJV is $285,454 and as a result, there is a gain of $765,300 recognized.

The historical balances also reflect certain reclassifications of Gatos’ unaudited pro forma consolidated statements of operations and comprehensive income and unaudited pro forma consolidated balance sheets categories to conform to First Majestic’s presentation in its consolidated statements of earnings (loss) and the consolidated statement of financial position. Further review may identify additional reclassifications that could have a material impact on the unaudited pro forma financial information of the combined company. The reclassifications identified and presented in the unaudited pro forma financial information are based on discussions with Gatos’ management, due diligence and information presented in Gatos’ filings with the SEC. Until the Transaction is completed, both companies are limited in their ability to share certain information. As of the date hereof, First Majestic is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.

The reclassifications are summarized below:

Gatos Financial Statement Line

	Gatos post- Consolidation	Reclassification	Gatos post- Consolidation reclassified Amount	First Majestic Statement Line
(in thousands of United States dollars)
Unaudited Pro Forma Combined Statements of Operations and Comprehensive Income for the Nine months ended September 30, 2024
Revenue	$260,255	$—	$260,255	Revenue
Cost of sales	93,931	1,682	95,613	Cost of sales
Royalties and duties	1,682	(1,682)	—	Cost of sales
Exploration	4,796	(4,796)	—	General and administrative
General and administrative	33,087	4,796	37,883	General and administrative
Amortization	228,692	(228,692 228,592)	— 228,692	Depletion, depreciation and amortization
Accretion expense	(652)	652	—	Finance cost
Interest expense	(851)	(652)	(1,503)	Finance cost
Interest income	4,098	(553)	3,545	Investment and other income
Other income (expense)	(553)	553	—	Investment and other income
Foreign exchange gain (loss)	(36)	—	(36)	Foreign exchange gain (loss)
Income tax expense (recovery)	31,887	—	31,887	Current income tax expense
Deferred income tax (recovery)	(59,847)	—	(59,847)	Deferred income tax expense (recovery)

Net loss	$(71,967)	$—	$(71,967)

Unaudited Pro Forma Combined Statements of Operations and Comprehensive Income for the year ended December 31, 2023
Revenue	$268,671	$—	$268,671	Revenue
Cost of sales	111,266	1,363	112,629	Cost of sales
Royalties and duties	1,363	(1,363)	—	Cost of sales
Exploration	2,901	(2,901)	—	General and administrative
General and administrative	37,756	2,901	40,657	General and administrative
Amortization	327,269	(327,269)	—
		327,269	327,269	Depletion, depreciation and amortization
Accretion expense	(1,145)	1,145	—	Finance cost
Legal settlement loss	(1,500)	—	(1,500)	Legal settlement loss
Interest expense	(1,339)	(1,145)	(2,484)	Finance cost
Interest income	2,899	(749)	2,150	Investment and other income
Other income (expense)	(749)	749	—	Investment and other income
Gain	765,300	—	765,300	Gain
Foreign exchange gain (loss)	2,580	—	2,580	Foreign exchange gain (loss)
Income tax expense (recovery)	8,261	—	8,261	Current income tax expense
Deferred income tax (recovery)	(88,858)	—	(88,858)	Deferred income tax expense (recovery)

Net Income	$634,759	$—	$634,759

Unaudited Pro Forma Combined Balance Sheets as of September 30, 2024
Assets
Current Assets
Cash and cash equivalents	$150,616	$—	$150,616	Cash and cash equivalents
Receivables	13,646	—	13,646	Trade and other receivables
Inventories	16,180	—	16,180	Inventories
VAT receivables	13,417	647	14,064	Value added taxes receivable
Income taxes receivable	9,296	—	9,296	Income taxes receivable
Other current assets	4,650	(1,205)	3,445	Other financial assets
		558	558	Prepaid expense and other
Total Current Assets	207,805	—	207,805
Non-Current Assets
Mine development	1,676,900	—	1,676,900	Mining interests
Property, plant and equipment, net	159,220	—	159,220	Property, plant and equipment
Deferred tax assets	921	—	921	Deferred tax assets
Other non-current assets	348	—	348	Right-of-use assets

Total Non-current Assets	1,837,449	—	1,837,449

Total Assets	$2,045,254		$2,045,254

Liabilities and Stockholder’ Equity
Current Liabilities
Accounts payable and other accrued liabilities	$46,225	(680 132)	$45,545 132	Trade and other payables Current portion of lease liabilities

VAT payable	11,873	—	11,873	Value added taxes payable
Income taxes payable	11,204	548	11,752	Income taxes payable

Total Current Liabilities	69,302	—	69,302
Non-Current Liabilities
Lease liabilities	342	—	342	Lease liabilities
Asset retirement obligation	12,245	—	12,245	Asset retirement obligation
Deferred tax liabilities	355,915	—	355,915	Deferred tax liabilities

Total Non-Current Liabilities	368,502	—	368,502
Stockholders’ Equity
Common stock	117	556,050	556,167	Share capital
Paid-in capital	556,050	(556,050)	—	Share capital
Accumulated deficit	600,983	—	600,983	Accumulated deficit
Non-controlling interests	450,300	—	450,300	Non-controlling interests

Total Stockholders’ Equity	1,607,450	—	1,607,450

Total Liabilities and Stockholders’ Equity	$2,045,254	$—	$2,045,254

3) U. S. GAAP to IFRS Adjustments

a) Impairment of long-lived assets

Under both U.S. GAAP and IFRS, long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amounts may be impaired. Under U.S. GAAP, the asset group is first tested for recoverability by determining if its carrying amount exceeds the expected future cash flows from the asset group on an undiscounted basis. If the asset group is determined to not be recoverable, an impairment expense is recorded for the excess of the asset group’s carrying amount over its fair value. Further, future reversal of a previously recognized impairment loss is prohibited.

Under IFRS, when an impairment indicator is determined to exist, an impairment expense is recorded for the excess of the cash generating unit carrying amount over the greater of its fair value less costs of disposal and its value in use. Impairment expense previously recorded is reversible in subsequent periods under certain conditions.

In the fourth quarter of 2021 Gatos recorded an impairment loss of $80,348 related to the carrying value of the investment in the LGJV. The unaudited pro forma financial information does not separately reflect any potential reversal of this historical impairment that would otherwise have been taken by Gatos given all assets and liabilities of LGJV have been recognized at fair value to reflect the effect of the Consolidation as explained in Note 2 and any such impairment reversal would have been included in the gain as reflected in Note 2.

b) Other considerations

First Majestic has performed a preliminary assessment of the potential U.S. GAAP to IFRS differences for exploration and evaluation expenditures, asset retirement obligations, impairment of receivables, and leases and have determined that the differences are not material. As such, these adjustments have not been reflected in the unaudited pro forma financial information.

4) Transaction Accounting Adjustments

The following adjustments have been made to the unaudited pro forma financial information to reflect certain preliminary purchase price accounting and other pro forma adjustments. Further review may identify additional adjustments that could have a material impact on the unaudited pro forma financial information of the combined company.

a) Transaction costs

The total estimated cash transaction costs are $24,103 incurred by First Majestic and Gatos which includes the estimated aggregate fee for BofA Securities, Inc. in connection with the merger. The transaction costs of $17,574 incurred by Gatos are expected to be included in the total cost of the acquisition. The transaction costs of $6,529 are costs to be incurred by First Majestic, which have been recognized as expense in the unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2023 and as a reduction to retained earnings in the unaudited pro forma condensed combined statement of financial position as of September 30, 2024.

b)	Shareholder Equity

This adjustment reflects a net increase to share capital of $562,372 to reflect the issuance of First Majestic shares to effect the Transaction and the consideration attributable to First Majestic stock options issued to replace Gatos stock options, which is measured based on the fair value of Gatos shares acquired as described in Note 1 under “Purchase Consideration”, and to eliminated Gatos accumulated deficit of $600,983.

c)	Depletion expense

The adjustment is to align Gatos depletion accounting policy to First Majestic’s depletion accounting policy under IFRS. The adjustment will reduce the depletion expense by $30,395 and $17,298 for the year ended December 31, 2023 and the nine months ended September 30, 2024 respectively, because First Majestic’s depletion policy includes 50% of inferred resources in the depletion calculation.

d)	Share-based payments

In conjunction with the Transaction, First Majestic will issue First Majestic stock options to Gatos employees as replacements for their Gatos stock options. The incremental fair value of the replacement First Majestic stock options over the existing Gatos stock options will be expensed over the remaining vesting period. The incremental expense is estimated to be $5,137 and $3,853 for the year ended December 31, 2023 and the nine months ended September 30, 2024 respectively.

e)	Gain

The pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023 includes the gain arising from the Consolidation (Note 2), which would be consummated prior to the Transaction and will not be included in the First Majestic consolidated financial statements prepared under IFRS when the Transaction closes.

5) Unaudited Pro Forma Condensed Combined Financial Information per Share Data

The following table presents, for the periods presented in the unaudited pro forma financial information, the unaudited pro forma income per share and the unaudited pro forma weighted average shares outstanding of the combined entity.

The following table assumes the issuance of approximately 180 million shares of First Majestic in connection with the Transaction assuming the Transaction occurred on September 30, 2024 and based on the number of outstanding Gatos common stock and outstanding RSUs, PSUs, and DSUs as at September 30, 2024. As discussed herein, the actual number of shares of First Majestic issuable under the Transaction will be adjusted based on the number of Gatos common shares outstanding at the completion of the Transaction. The pro forma data in the table assumes that the Transaction occurred on January 1, 2023 for income statement purposes.

	Pro Forma Combined
	For the year ended December 31, 2023	For the nine months ended September 30, 2024
Income (loss) from operations per common share
Basic	1.09	(0.27)
Diluted	1.03	(0.27)
Shares used in calculating basic and diluted income (loss) from operations per common share
Basic	462,450	473,560
Diluted	489,880	473,560

	First Majestic Combined
	For the year ended December 31, 2023	For the nine months ended September 30, 2024
Weighted average shares outstanding
Actual weighted average number of shares outstanding for the period	282,331	293,441
Shares issued	180,119	180,119
Pro forma weighted average number of shares outstanding	462,450	473,560
Dilutive instruments	27,430	—
Pro forma weighted average diluted number of shares outstanding	489,880	473,560